November 11, 2010

Douglas Brown

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

File No. 333-161985

SEC Comment letter dated November 9, 2010

Dear Mr. Brown:

Sunpeaks Ventures, Inc. (the “Company”), a Nevada corporation, is pleased to advise you that we have received and reviewed your letter of November 9, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on September 18, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

Results of Operations, page 22

1.

We note that you have recorded an impairment of the full amount of your oil and gas property. Please include, if true, a statement in the registration statement that states that you are not a blank check company and a brief analysis substantiating your statement that you are not a blank check company.

RESPONSE:  We have revised the filing on page 22 to include the following language:

“Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended, defines a “blank check company” as a company that is issuing penny stocks and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person."  Though the Company is a development stage company, per Rule 1-02(h), the Company is not a blank check company as we have a specific business plan and we remain in our start-up phase of operations. The Company’s business plan relates specifically to the continued evaluation of oil potential properties through acquisition or joint venture (see “Description of Business” herein on page 19). We will continue to seek out and attempt to identify, evaluate, and qualify potential natural gas and oil properties. We will use the proceeds generated from this offering to evaluate future interests in wells identified by the Company, with the goal of producing commercially marketable quantities of oil and natural gas. In addition, the Company’s business plan does not include any potential merger or acquisition with an unidentified company, entity or person.  For each of these reasons, the Company is not a blank check company subject to the provisions of Rule 419.”

Risks Related to Our Business, page 10

2.

We note the financial information disclosed in your going concern risk factor does not agree with your financial statements for the period ended June 30, 2010. Please conform your disclosure here and throughout your filing to reference the appropriate financial information.

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

RESPONSE:  We have revised the filing on page 10 and have included the following language:

“Since our inception on June 25, 2009, we have not generated operating revenues. As of September 30, 2010, we have cash on hand in the amount of $66. Accordingly, we do not have sufficient cash on hand at this time to pay any future debts and costs that we may incur. We will require additional financing to fund our operations. These circumstances raise substantial doubt about our ability to continue as a going concern.

We anticipate based on our current cash and working capital and our planned expenses that we will require additional financing to continue our plan of operations. However, we believe that debt financing from third parties will not be an alternative for funding of our planned activities as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of debt financing from our principal shareholders and executive officer or equity financing from the sale of our common stock or sales of convertible promissory notes that are convertible into shares of our common stock. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. If debt financing became available, the level of such debt financing could also materially affect our operations. If our future revenues decrease due to lower oil and gas prices or other reasons, and if we could not obtain capital through our current investors or otherwise, our ability to execute our acquisition plans could be greatly limited. As a result, our business could fail.”

Note 3. Oil and Gas Property, page F-11

3.

We note you impaired the acquisition cost of your oil and gas property on June 30, 2010. Please revise your disclosure to provide a more detailed explanation regarding the factors behind this impairment, including the basis used by management in determining the property was impaired. Further, we note the impairment of the oil and gas properties has not been mentioned in your Business Overview and Initial Opportunity disclosure on page 19. Please revise your disclosure throughout your filing to disclose the impairment in a consistent manner, and the potential impact it may have on your business plan.

RESPONSE:  We impaired the book value of our oil and gas property at June 30, 2010 due to the fact that we were unable to obtain the relevant reserve report in order to appropriately value the property at the year-end date.  Therefore, based on a recommendation from our external auditors, we agreed to impair the book value of the property due to our inability to provide the relevant documentation to support its capitalized value on our audited financial statements.  As at June 30, 2010 and as of the date of this response letter, we still hold the rights to the property and anticipate receiving revenue from the property, if and when generated, based on our pro-rata interest.  We have revised our disclosure in our financial statements as well as made the necessary amendments in our Business Overview and Initial Opportunity disclosure to reflect more information regarding the impairment of our property.

Consent of Independent Registered Public Accounting Firm

4.

We note your accounting firm has referenced the Registration Statement on Form S-Amendment No.7. Your most recent filing on October 22, 2010 was amendment number 8. Please ensure your accounting firm references the correct number in future amendments.

RESPONSE:  We have enclosed a corrected Auditor Report and will ensure our accounting firm references the correct amendment number in the future.

In connection with the Company’s response to the comments set forth in the November 9, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Scott Beaudette

Scott Beaudette

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

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